UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 9, 2018

MTECH ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-38368	82-2932611
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

10124 Foxhurst Court, Orlando, Florida	32836
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (407) 345-8332

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously disclosed, MTech Acquisition Corp. (“MTech”) has entered into a definitive merger agreement with MJ Freeway, LLC, a Colorado limited liability company (“MJ Freeway”), for a proposed business combination. On November 9, 2018, MJ Freeway issued a press release announcing a series of updates for its MJ Platform, a cannabis compliance tracking platform. The press release is attached hereto as Exhibit 99.1.

Under the terms of the merger agreement, each of MTech and MJ Freeway will merge with newly-formed subsidiaries of a newly-formed holding company, MTech Acquisition Holdings Inc. (“Pubco”), which itself is a newly formed subsidiary of MTech. As a result of such mergers, MJ Freeway equityholders will receive new shares of Pubco and MTech security holders will exchange their securities of MTech for securities of Pubco.

Additional Information

In connection with the proposed business combination, Pubco filed with the U.S. Securities and Exchange Commission (“SEC”) on November 6, 2018 a registration statement on Form S-4 for the Pubco securities to be issued to MTech and MJ Freeway security holders at the closing of the business combination, which registration statement contains a preliminary proxy statement of MTech in connection with a special meeting of the stockholders of MTech to consider and vote on the business combination and related matters. Pubco and MTech will file with the SEC and mail a definitive registration statement on Form S-4 containing the definitive proxy statement and other relevant documents to MTech’s stockholders in connection with the meeting.

Investors and security holders of MTech are advised to read, when available, the draft of the registration statement, the preliminary proxy statement and amendments thereto, and the prospectus and the definitive proxy statement in connection with MTech’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed business combination because the proxy statement/prospectus will contain important information about the proposed business combination and the parties to the proposed transaction. The definitive proxy statement/prospectus will be mailed to stockholders of MTech as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain copies of the registration statement and proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: MTech Acquisition Corp, c/o MTech Sponsor LLC, 10124 Foxhurst Court, Orlando, Florida 32836.

Participants in the Solicitation

MTech, Pubco, MTech Sponsor LLC, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of MTech’s stockholders in connection with the proposed transaction.  Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of MTech’s directors and officers in MTech’s filings with the SEC, including MTech’s Registration Statement, which was filed with the SEC on January 22, 2018, MTech’s Quarterly Reports on Form 10-Q, which were filed with the SEC on May 15, 2018 and August 8, 2018, and Pubco’s Registration Statement on Form S-4, which was filed with the SEC on November 6, 2018 and includes the proxy statement/prospectus of MTech for the proposed business combination.

Forward Looking Statements

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside MJ Freeway’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to obtain MTech stockholder approval of the business combination with MJ Freeway; the inability to complete the transaction contemplated by the merger agreement governing such business combination because of failure of closing conditions or other reasons; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by MTech stockholders; the ability of Pubco to meet the listing standards of The Nasdaq Stock Market following the consummation of the transactions contemplated by the merger agreement; costs related to the proposed business combination; MJ Freeway’s ability to manage growth; the reaction of MJ Freeway’s customers and suppliers to the business combination; Pubco’s ability to identify and integrate other future acquisitions; rising costs adversely affecting MJ Freeway’s profitability; adverse changes to the legal environment for the cannabis industry; and general economic and market conditions impacting demand for MJ Freeway’s products and services. See the risk factors that have been disclosed in the registration statement on Form S-4 that was filed with the SEC on November 6, 2018 for additional risks associated with the business combination. None of MTech, Pubco or MJ Freeway undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

99.1	Press Release, dated November 9, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 9, 2018

MTECH ACQUISITION CORP.

By:	/s/ Scott Sozio
Name: Scott Sozio
Title: Chief Executive Officer